UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 1.6 billion in the second quarter of 2009; return on equity of 17.5%; tier 1 ratio of 15.5%

•

2Q09 performance demonstrates the strength of the client-focused, capital-efficient strategy; reduced-risk business model provides the basis for more sustainable, high-quality, lower volatility earnings.

•

Results include net fair value charges of CHF 1.1 billion (before tax) resulting from improving credit spreads on Credit Suisse debt, charges of CHF 0.5 billion (before tax) relating to the settlement with Huntsman Corporation and a discrete tax benefit of CHF 0.4 billion. Excluding these items, after-tax net income would have been CHF 2.5 billion and return on equity 27.4%, both substantially higher vs. 1Q09.

•	Solid Private Banking performance with pre-tax income of CHF 0.9 billion:

o	Strong net new assets of CHF 10.7 billion in Private Banking with inflows across all regions.

o	Gross margin in Wealth Management business was 119 basis points, benefiting from good momentum in revenues from delivering integrated solutions.

•	Continued strong progress in executing differentiated Investment Banking strategy; realigned platform performing well in favorable market conditions during 2Q09:

o

Pre-tax income was CHF 1.7 billion including net fair value charges resulting from improving credit spreads on Credit Suisse debt and charges relating to the settlement with Huntsman Corporation. Excluding these items, pre-tax income would have been CHF 2.4 billion, evidencing continued strong momentum.

o	Strong market share gains in key products, including in prime services, cash equities, the Advanced Execution Services platform, global rates, foreign exchange and high grade trading.

o

Continued disciplined risk deployment: risk-weighted assets declined 10% to USD 139 billion vs. 1Q09; average one-day, 99% Value-at-Risk in CHF declined 10% vs. 1Q09; consistent fair value accounting; net writedowns of CHF 307 million in commercial mortgage-backed securities (CMBS).

Media Release
July 23, 2009 Page 2/8

•    Asset Management returned to profitability with pre-tax income of CHF 55 million; good progress in refocusing the business:

o	Sale of part of the traditional investment strategies business to Aberdeen Asset Management successfully completed as of July 1, 2009; Credit Suisse holds a 23.9% stake in Aberdeen.

o	Strategy is focused on asset allocation, the Swiss businesses and alternative investment strategies, which are closely aligned with the integrated bank.

•

Collaboration revenues from the integrated bank were CHF 1.5 billion, up from CHF 1.3 billion in 2Q08, mainly driven by revenues from the delivery of integrated solutions to ultra-high-net-worth clients, facilitated by collaboration between Private Banking and Investment Banking.

•	Client assets under management from continuing operations were CHF 1,175 billion as of end-2Q09, up 4.8% vs. end-1Q09.

•	Total assets were CHF 1,093 billion, down 5.5% vs. end-1Q09.

Zurich, July 23, 2009 Credit Suisse Group reported net income attributable to shareholders of CHF 1,571 million in the second quarter of 2009 compared with net income of CHF 1,215 million in the prior-year period. Core net revenues were CHF 8,610 million in the second quarter of 2009 compared with CHF 7,743 million in the prior-year period. The return on equity attributable to shareholders was 17.5% and diluted earnings per share were CHF 1.18. The tier 1 ratio was 15.5%.

Second-quarter 2009 results include net fair value charges of CHF 1.1 billion (before tax) resulting from improving credit spreads on Credit Suisse debt, charges of CHF 0.5 billion (before tax) relating to the settlement with Huntsman Corporation and a discrete tax benefit of CHF 0.4 billion. Excluding these items, Credit Suisse would have recorded after-tax net income of CHF 2.5 billion in the second quarter of 2009 and return on equity of 27.4%, both substantially higher than in the first quarter of 2009.

Brady W. Dougan, Chief Executive Officer, said: “Our strong second-quarter performance demonstrates that our client-focused, capital-efficient strategy is working very well and that our reduced-risk business model is providing the basis for more sustainable, high-quality, lower volatility earnings. We continue to engage in close dialog with regulators around the world and we appreciate the importance of building a more robust and sustainable financial services industry. We believe that we are well positioned to benefit from our very strong capital position and our differentiated business model in the evolving industry landscape.”

Media Release
July 23, 2009 Page 3/8

He continued: “We had a solid quarter in Private Banking, with strong inflows across all regions and a high gross margin in Wealth Management, partly driven by increased momentum in revenues from delivering integrated solutions jointly with Investment Banking. We have continued to prepare our Wealth Management business for the new environment by expanding our international footprint and building an efficient, global platform that complies with applicable laws and regulations. Our onshore and cross-border businesses are positioned well for success, particularly as part of an integrated global bank.”

With regard to the performance of Investment Banking, he commented: “We made good progress in executing our differentiated strategy. We recorded very good results in our client and flow-based businesses and improved the performance of the repositioned businesses. We reduced our exposure to the areas we decided to exit. We gained significant market share in many products, including in prime services, cash equities, our suite of algorithmic and electronic trading tools and analytics, global rates, foreign exchange and high grade trading. Our decision at an early stage to implement a client-focused, capital-efficient model for our Investment Bank in the changed environment is clearly paying off.”

Brady W. Dougan concluded: “We expect the global economic environment to remain challenging and uneven business conditions to persist. However, if markets continue to improve we expect to see further momentum across our businesses, and if markets become more difficult we believe that Credit Suisse is positioned to perform well. The strength and stability of our integrated global bank is attractive to our clients and shareholders.”

Financial Highlights
in CHF million	2Q09	1Q09	2Q08	Change in %	Change in %
				vs. 1Q09	vs. 2Q08
Net income attributable to shareholders	1,571	2,006	1,215	(22)	29
Diluted earnings per share (CHF)	1.18	1.59	0.97	(26)	22
Return on equity attributable to shareholders (annualized)	17.5%	22.6%	13.2%	-	-
Tier 1 ratio (end of period)	15.5%	14.1%	10.2%	-	-
Core results 1)
Net revenues	8,610	9,557	7,743	(10)	11
Provision for credit losses	310	183	45	69	-
Total operating expenses	6,736	6,320	6,119	7	10
Income from continuing operations before taxes	1,564	3,054	1,579	(49)	(1)
1) Core Results include the results of the three segments, the Corporate Center and discontinued operations, but do not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported solid income before taxes of CHF 935 million in the second quarter of 2009 in a challenging economic and operating environment. This represents a 23% decline from the prior-year period. Net revenues were down 10%.

The Wealth Management business reported income before taxes of CHF 662 million in the second quarter of 2009, down 20% from the prior-year period. Net revenues declined 9% as an increase in

Media Release
July 23, 2009 Page 4/8

transaction-based revenues – which was driven by higher revenues from delivering integrated solutions i.e. from transactions originated in Private Banking and jointly executed with Investment Banking – was offset by a decrease in recurring revenues, reflecting lower commissions and fees due to lower average assets under management. Despite the continued international growth initiatives, total operating expenses were 2% lower than in the prior-year period, mainly due to lower commission and general and administrative expenses. The pre-tax income margin was 31.9% in the second quarter of 2009 compared with 36.4% in the prior-year period. The gross margin was 119 basis points, up three basis points from the prior-year period.

The Corporate & Retail Banking business reported income before taxes of CHF 273 million in the second quarter of 2009 in a challenging market environment characterized by lower loan margins and higher credit provisions, down 30% from the prior-year period. Net revenues declined 11%. Provision for credit losses was significantly higher in the second quarter of 2009 at CHF 75 million compared with net releases of CHF 5 million in the prior-year period. Total operating expenses decreased 12% from the prior-year period, mainly reflecting lower compensation and benefits and general and administrative expenses. The pre-tax income margin was 31.1% in the second quarter of 2009 compared with 39.5% in the prior-year period.

Investment Banking

Investment Banking reported income before taxes of CHF 1,655 million in the second quarter of 2009 compared with CHF 304 million in the prior-year period, reflecting the continued progress that has been made in executing the differentiated strategy. The results for the second quarter of 2009 include net fair value charges resulting from improving credit spreads on Credit Suisse debt and charges relating to the settlement with Huntsman Corporation. Excluding these items, income before taxes in the second quarter of 2009 would have improved to CHF 2,407 million from CHF 2,049 million in the first quarter of 2009. Net revenues increased to CHF 6,011 million in the second quarter of 2009 from CHF 3,705 million in the prior-year period, driven by strong results in the client and flow-based businesses, where Investment Banking gained market share across many products.

The key client businesses generated revenues of CHF 5.3 billion in the second quarter of 2009, reflecting strong results in global rates and foreign exchange, cash equities, US residential mortgage-backed securities secondary trading, prime services, flow and corporate derivatives and high grade trading.

The repositioned businesses continued to improve their performance, reporting revenues of CHF 1.7 billion in the second quarter of 2009, driven by good results in emerging markets trading, US leveraged finance, corporate lending and equity trading strategies.

Investment Banking continued to reduce its exposure to the areas that do not meet its strategic criteria. Losses from the businesses it is exiting were CHF 0.7 billion in the second quarter of 2009, including net writedowns of CHF 307 million in CMBS and losses of CHF 339 million on hedges relating to other businesses it is exiting.

Excluding litigation charges of CHF 383 million in the second quarter of 2009, primarily relating to the settlement of litigation with Huntsman Corporation, and excluding a net litigation credit of CHF 134 million in the prior-year period, non-compensation expenses would have decreased 8%, reflecting the continued

Media Release
July 23, 2009 Page 5/8

focus on expense discipline and efficiency. Compensation expenses of CHF 2,746 million in the second quarter of 2009 included a performance-related compensation accrual that reflected the improved risk-adjusted profitability of Investment Banking, and were down CHF 161 million from the first quarter of 2009.

Risk-weighted assets declined 10% from the first quarter of 2009 to USD 139 billion, which included USD 26 billion in the businesses Credit Suisse is exiting, and risk capital usage in key client and repositioned businesses was below the year-end 2009 target for risk-weighted assets of USD 135 billion. Credit Suisse expects to increase the level of capital it allocates to supporting growth in its client-based businesses, for example by reallocating capital released from the businesses it is exiting. Average one-day, 99% Value-at-Risk in CHF declined 10% compared to the first quarter of 2009.

The pre-tax income margin was 27.5% in the second quarter of 2009 compared with 8.2% in the prior-year period.

Asset Management

Asset Management reported income before taxes of CHF 55 million in the second quarter of 2009 compared with CHF 124 million in the prior-year period, reflecting a 34% decline in net revenues. The results included investment-related losses of CHF 28 million in the second quarter of 2009 compared with gains of CHF 57 million in the prior-year period, primarily reflecting unrealized losses in private equity investments in the real estate sector, partially offset by unrealized gains in credit strategies. Asset Management’s second-quarter 2009 results also reflected gains on securities purchased from Credit Suisse’s money market funds of CHF 41 million, compared with gains of CHF 79 million in the prior-year period. Excluding the purchased securities and investment-related gains/(losses), net revenues declined 20%. Total operating expenses in the second quarter of 2009 were down 29% from the prior-year period, mainly due to significantly lower compensation and benefits.

Credit Suisse completed the sale of part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management on July 1, 2009. Credit Suisse will recognize a total gain of CHF 227 million on shares received in connection with this transaction, of which CHF 21 million was recorded in the second quarter of 2009 and the remainder will be recorded in the third quarter of 2009. As a result of the transaction, Credit Suisse holds a 23.9% stake in Aberdeen.

Segment Results
in CHF million		2Q09	1Q09	2Q08	Change in %	Change in %
					vs. 1Q09	vs. 2Q08
Private	Net revenues	2,951	2,878	3,265	3	(10)
Banking	Provision for credit losses	72	47	(5)	53	-
	Total operating expenses	1,944	1,839	2,050	6	(5)
	Income before taxes	935	992	1,220	(6)	(23)
Investment	Net revenues	6,011	6,442	3,705	(7)	62
Banking	Provision for credit losses	238	136	50	75	376
	Total operating expenses	4,118	3,892	3,351	6	23
	Income before taxes	1,655	2,414	304	(31)	444
Asset	Net revenues	434	6	660	-	(34)
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	379	496	536	(24)	(29)
	Income/(loss) before taxes	55	(490)	124	-	(56)

Media Release
July 23, 2009 Page 6/8

Net New Assets

Of the CHF 10.7 billion net new assets generated in Private Banking in the second quarter of 2009, Wealth Management generated CHF 8.5 billion, which represents an annualized quarterly growth rate of 5.1%, with inflows across all regions. The CHF 2.2 billion net new assets generated in Corporate & Retail Banking were mainly from corporate and institutional clients but also from retail clients. Asset Management reported net asset outflows of CHF 4.1 billion in the second quarter of 2009. The Group’s total client assets under management from continuing operations were CHF 1,175.2 billion as of the end of the second quarter of 2009, up 4.8% from the end of the first quarter of 2009, primarily reflecting favorable market movements and positive net new assets in Private Banking, partially offset by adverse foreign exchange-related movements and net asset outflows in Asset Management.

Benefits of the integrated bank

Credit Suisse generated CHF 1.5 billion in collaboration revenues from the integrated bank in the second quarter of 2009, mainly driven by revenues from the delivery of integrated solutions to ultra-high-net-worth clients, facilitated by collaboration between Private Banking and Investment Banking. This compares with revenues of CHF 1.3 billion in the prior-year period.

Capital position

Credit Suisse’s capital position remains very strong. The tier 1 ratio was 15.5% as of the end of the second quarter of 2009, compared with 14.1% as of the end of the first quarter of 2009.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 46,700 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;

Media Release
July 23, 2009 Page 7/8

•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 2Q09.

Media Release
July 23, 2009 Page 8/8

Presentation of second-quarter 2009 results

Media conference

▪	Thursday, July 23, 2009

09:00 Zurich / 08:00 London

Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers

Brady W. Dougan, Chief Executive Officer of Credit Suisse

Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.

Simultaneous interpreting (English/German)

▪	Internet

Live broadcast at: www.credit-suisse.com/results

Video playback available approximately three hours after the event

▪	Telephone

Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and

+1 866 389 9771 (US); ask for “Credit Suisse Group quarterly results”.

Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English - 17136500#, conference ID German - 17139021#.

Analyst and investor conference

▪	Thursday, July 23, 2009

10:30 Zurich / 09:30 London

Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers

Brady W. Dougan, Chief Executive Officer of Credit Suisse

Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.

Simultaneous interpreting (English/German)

▪	Internet

Live broadcast at: www.credit-suisse.com/results

Video playback available approximately three hours after the event

▪	Telephone

Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and

+1 866 389 9771 (US); ask for “Credit Suisse Group quarterly results”.

Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English - 17145440#, conference ID German - 17143860#.

Second Quarter Results 2009

Zurich

July 23, 2009

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's second quarter report 2009.

Slide 1

          Second quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 2

Strong 2Q09 results

Strong position with clear and differentiated
strategic direction

Resilient results in Private Banking with strong
inflows of CHF 10.7 bn in both the international
and Swiss business and a high gross margin

Underlying net income of CHF 2.5 bn and
return on equity of 27.4 % building on market share
gains in many of our key client businesses

Strong capital base with tier 1 ratio of 15.5% and a
continued disciplined risk deployment;

dividend accrual raised to more normalized level

Strong Investment Banking results with underlying
pre-tax income of CHF 2.4 bn, 46% return on
capital and 37% pre-tax margin

Results evidence benefits of differentiated
business model providing basis for sustainable,
high-quality and lower volatility earnings

PB and IB are performing well and are well posi-
tioned to meet industry challenges; working closely
on delivering integrated solutions to clients

Strong capital and a differentiated business model
position Credit Suisse well in evolving regulatory
environment

Asset Management continues to make progress in
delivering a more focused and aligned business model

Strong sustainable results with solid return to shareholders

Slide 3

          Second quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 4

Results overview

1) Excluding impact from movements of credit spreads on own debt                                                                                          EPS = earnings per share

1)

Slide 5

Core results in CHF m, except where indicated

2Q09

1Q09

2Q08

6M09

Net revenues

8,610

9,557

7,743

18,167

Provision for credit losses

310

183

45

493

Total operating expenses

6,736

6,320

6,119

13,056

Pre-tax income

1,564

3,054

1,579

4,618

Net income attributable to shareholders

1,571

2,006

1,215

3,577

Diluted EPS attributable to shareholders in CHF

1.18

1.59

0.97

2.77

Cost/income ratio

69.7%

71.1%

73.9%

70.4%

Return on equity

17.5%

22.6%

13.2%

20.1%

Underlying pre-tax income up 30% and net income up 62%
from 1Q09

2Q09
reported

2Q09
under-
lying

Impact from
the tightening
of spreads on
own debt

Charges
related to
Huntsman
settlement

Discrete
tax
benefit

Note: numbers may not add to total due to rounding

1Q09
under-
lying

1Q09
reported

Impact from
the widening
of spreads on
own debt

+30%

+62%

+10%

Underlying return on equity of 22.3% in 6M09

CHF bn

Slide 6

Net revenues

8.6

1.1

0.1

–

9.8

8.9

(0.7)

9.6

Prov. for credit losses

(0.3)

–

–

–

(0.3)

(0.2)

–

(0.2)

Total oper. expenses

(6.7)

–

0.3

–

(6.4)

(6.3)

–

(6.3)

Pre-tax income

1.6

1.1

0.5

–

3.1

2.4

(0.7)

3.1

Income taxes

(0.0)

(0.1)

(0.2)

(0.4)

(0.6)

(0.8)

0.2

(1.0)

Net income

1.6

1.0

0.3

(0.4)

2.5

1.5

(0.5)

2.0

Return on equity

17.5%

27.4%

17.1%

22.6%

Impact from the tightening of credit spreads on own debt

Result in
2Q09

Total fair value losses of CHF 3.7 bn were mostly offset by gains of CHF 2.7 bn resulting in net charge from tightening of spreads on own debt of CHF 1,054 m

A CHF 280 m charge in the divisions primarily in Investment Banking represents the pull-to-par charge and is in line with the guidance

A CHF 774 m charge in the Corporate Center reflects the hedge slippage driven by substantial credit spread movements

Going forward

Announcement
in 1Q09

The mechanism that was put in place on April 1, 2009 has two outcomes

Underlying concept is to amortize the cumulative fair value gains of CHF 6.9 bn at end 1Q09 over the life of our debt ("pull-to-par"), resulting in quarterly charge of approximately CHF 300 m in the divisions, primarily in Investment Banking

Remove most of the volatility against the pull-to-par resulting from the movement of credit spreads on own debt; as mentioned, substantial credit spread movements would result in a hedge slippage

Going forward, the quarterly pull-to-par charge to the divisions will continue to be approximately CHF 300 m

The CHF 774 m fair value loss in the Corporate Center will reverse until the debt matures, reducing the total pull-to-par charge for the Group

Slide 7

Results by division

Asset Management

Pre-tax income in CHF m

Investment Banking

Private Banking

992

935

1) Excluding Huntsman-related costs of CHF 483 m in 2Q09 and net litigation credit of CHF 134 m in 2Q08 and impact from movements in credit spreads on own debt of CHF (269) m, CHF 365 m and CHF (503) in 2Q09, 1Q09 and 2Q08, respectively

1,220

1Q09

2Q09

2Q08

2,049

2,407

(490)

55

124

673

Slide 8

1)

Wealth Management with resilient results in challenging
markets

Pre-tax income

CHF m

Revenues up 8% vs. 1Q09

Client activity and product issuance improved
from depressed levels in 1Q09

Assets under management up 6.7% in 2Q09

Continued strong asset inflows despite the
regulatory uncertainty and lack of wealth
creation, indicating market share gains for Credit
Suisse

Increasingly see benefit from delivering
comprehensive integrated bank solutions

Continued hiring of senior relationship managers
with focus on ultra-high-net-worth clients

6M08

6M09

2Q08

1,690

  Pre-tax income margin in %

       36.8              32.7             36.4               33.6            31.9

1Q09

2Q09

1,308

830

646

662

(20)%

+2%

1)

1) Including proceeds from captive insurance settlements of CHF 100 m  in 1Q09

1)

(23)%

Slide 9

Wealth Management with high gross margin

Net revenues and gross margin on average assets under management

CHF m

2,278

1,925

2Q08

2Q09

116

116

30

30

86

86

High gross margin at 119 basis points

Transaction-based margin increased vs.
1Q09 mainly benefiting from higher
integrated solutions revenues and increased
brokerage and product issuing fees

Recurring margin declined vs. 1Q09 as
average AuM increased 4.9% while net
interest income increased only 3.3% and we
recorded slightly lower asset-based
commissions and fees

Basis points

Transaction-based

Recurring

2Q08

1Q09

1Q09

2,072

2Q09

119

37

82

588

495

645

1,690

1,430

1,427

AuM = client assets under management

Slide 10

Wealth Management with solid net new assets in all regions
evidencing our clients' trust in Credit Suisse

Net new assets (NNA)

CHF bn

6M09

17.5

Asia Pacific

Americas

EMEA

Switzerland

5.5

2.1

6.8

3.1

1Q09

2005

2007

2008

2Q09

9.0

42.8

8.5

5.4% 6M09
NNA growth
rate

5.1% 2Q09
NNA growth
rate

31.4

NNA in CHF bn by region in 2Q09 were 1.6 from Switzerland, 2.6 from EMEA, 1.4 from Americas and 2.9 from Asia Pacific

2006

50.2

42.2

2004

50.5

Slide 11

EMEA = Europe, Middle East and Africa

NNA growth rates are annualized

Wealth Management with increased assets under management

Assets under management

CHF bn

End of
1Q09

Currency
effects

667

Market
movements

Net new
assets

43.8

(7.6)

712

End of
2Q09

8.5

Asset mix continues to reflect
cautious client behavior , but
noticed:

Gradual shift from on-balance
sheet deposits to securities
accounts

Slight increase in managed
investment products

+6.7%

Average
1Q09

Average
2Q09

661

693

+4.9%

Slide 12

Corporate & Retail Banking with resilient underlying performance but higher credit provisions

Pre-tax income

CHF m

Solid net new assets of CHF 2.2 bn

Revenues are down CHF 74 million, or 8% vs. 1Q09

Net interest income decreased 6% mainly due
lower margins on loans, reflecting higher funding
costs

Non-interest income includes fair value loan
portfolio losses of CHF 32 m
(vs. CHF 5 m gain in 1Q09)

Corporate loans increased 1% in 6M09 following a
8% increase in 2008

Increase in credit provisions to CHF 75 m, primarily
in our corporate and institutional loan portfolio

6M08

6M09

2Q08

854

1Q09

2Q09

619

390

346

273

(28)%

(21)%

(30)%

Slide 13

Pre-tax income margin in %

42.1

33.8

39.5

36.3

31.1

Investment Banking with continued strong underlying results;
delivered on risk reduction targets

Slide 14

Investment Banking (CHF m)

2Q09

1Q09

2Q08

6M09

Net revenues

6,011

6,442

3,705

12,453

Pre-tax income

1,655

2,414

304

4,069

Results before impact from movements in spreads on own debt and Huntsman-related charges

Net revenues

6,419

6,077

4,208

12,496

Pre-tax income

2,407

2,049

673

4,456

Pre-tax income margin

37%

34%

16%

36%

Pre-tax return on economic capital

46%

37%

10%

41%

Risk weighted assets (USD bn)

139

154

214

139

Average 1-day VaR (USD m)

112

121

186

116

Improved revenues from ongoing businesses and reduced
losses in exit businesses

Key client
businesses

Repositioned
businesses

Exit
businesses

Gain/(loss)
on own debt

2Q09

Strong results in key client
businesses including global rates
and FX, cash equities, US RMBS
trading, prime services, flow and
corporate derivatives, and high
grade trading

Repositioned businesses
continued to improve
performance, particularly
emerging markets, US leveraged
finance, corporate lending and
equity trading strategies

Losses in exit businesses
reduced by CHF 1 bn to
CHF 0.7 bn, of which
CHF 0.3 bn CMBS writedown;
hedge losses account for bulk of
remainder

6.0

5.3

1.7

(0.7)

(0.3)

Total revenues
Investment Banking

CHF bn

1) Including market rebound revenues of CHF 0.7 bn in key client businesses and CHF 0.6 bn in repositioned businesses in 1Q09

1)

1)

Slide 15

1Q09

6.4

6.3

1.4

(1.7)

0.4

Fixed income revenues

Key client businesses

Repositioned businesses

Exit businesses

2Q08

CHF bn

1Q09

Revenues in rates, US
RMBS trading and
investment grade debt
issuance substantially ahead
of 2Q08 and, excluding
rebound revenues, ap-
proached 1Q09 performance

New operating models lead
to improved revenues

Significant improvement in
emerging markets and US
leveraged finance

Significantly lower
writedowns due to
substantial reduction in
dislocated assets

CMBS portfolio marked at
56%, down from 59% as of
1Q09

2Q09

3.0

4.2

1.8

2Q08

1Q09

2Q09

1.3

1.2

0.8

2Q08

1Q09

2Q09

(0.7)

(1.6)

(1.6)

3.6

0.7

Total fixed income revenues

2Q08

1Q09

2Q09

3.6

3.8

1.0

2.7

Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the narrowing of credit spreads and the reduction in the differential between cash and synthetic instruments compared to 4Q08

=

2Q09 revenues exceed
underlying 1Q09 performance
(excluding rebound revenues)

Strong performance in key
client businesses, improved
performance in repositioned
businesses and reduced exit
losses

Note: All data based on fixed income trading and debt
underwriting revenues before impact from
movements in spreads on own debt

Slide 16

Equity revenues

Record revenues in prime
services and strong revenues in
cash equities

Solid performance in flow
derivatives

Underwriting revenues benefited
from an increase in equity
issuances and market share

Convertibles business now
focused on client flow; sell-
down of trading book
completed

Ongoing business to focus
on quantitative and liquid
trading strategies

Risk reduction largely
complete in highly illiquid
trading activities

2.2

1.9

2.0

0.4

0.5

0.5

0.0

0.0

0.0

2Q08

1Q09

2Q09

2Q08

1Q09

2Q09

1.8

0.4

Key client businesses

Repositioned businesses

Exit businesses

CHF bn

Total equity revenues

2Q08

1Q09

2Q09

2.6

2.4

2.5

2Q08

1Q09

2Q09

2.2

Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the reduction in market volatility and the stabilization of the convertible bond market compared to 4Q08

=

Increased revenues with
market share gains
benefiting our cash equities
and prime service
businesses

Lower risk approach
delivered stable revenues
from our equity trading
strategies and derivative
businesses

Note: All data based on equity trading and
underwriting revenues before impact from
movements in spreads on own debt

Slide 17

Trends vs.

1

Q0

9

Product

Industry

volume

Industry

margins

Credit Suisse

Market

share

Credit Suisse

Revenue

Impact

Cash equities

Electronic trading

Equity

Prime Services

Global rates

Foreign Exchange

US RMBS trading

1)

Fixed
in-
come

High grade trading

M&A

Investment grade

underwriting

High yield

underwriting

2)

Equity underwriting

Improved margins and market share across many products

Franchise momentum

#1 Pan European equity trading
(Thomson Reuters Extel Surveys )

# 1 in Algorithmic trading (Greenwich
Associates)

#1 Prime Broker (Global Custodian)

#2 Prime Broker in Europe (Eurohedge)

FX doubled overall market share

(Euromoney Global FX Poll)

#1 RMBS pass-through trading

(Tradeweb)

Best Emerging Markets M&A House
(Euromoney)

Emerging Markets Bond House of the
Year (International Financing Review)

x

x

=

1) Revenue impact excludes market
rebound revenues in 1Q09

2) Revenue impact excludes fair value adjustments

Slide 18

In-
vest-
ment

bank-
ing

Continued reduction in risk-weighted assets and VaR;
delivered on risk reduction targets

Investment Banking RWAs (period end in USD bn)

2Q08

3Q08

4Q08

186

1Q09

121

112

Investment Banking average 1-Day VaR (USD m)

2Q08

3Q08

4Q08

1Q09

End 2Q09

Average Value-at-Risk (VaR) declined 7% vs. 1Q09 and
40% vs. 2Q08

Stable revenues – no backtesting exceptions
 in 6M09

Expect VaR to increase as capital is reinvested in client
and flow businesses

214

2Q09

139

2Q09

84

RWA declined 10% to USD 139 bn in 2Q09

Combined RWA in key client and repositioned
businesses at USD 113 bn, below year-end target of
USD 135 bn

Priority remains to release capital of USD 26 bn from
exit portfolio for reinvestment into our targeted client
businesses

(40)%

154

26

113

Exit businesses

Key client and
repositioned
businesses

(35)%

Slide 19

Compensation and non-compensation expenses

Investment Banking compensation expenses (CHF m)

Investment Banking non-compensation expenses (CHF m)

2Q08

4Q08

2Q09

Compensation expenses are down 6% from 1Q09

Compensation accrual based on our economic profit model,
which reflects the risk-adjusted profitability of each business line, the risk adjusted profitability of the Investment Bank and the industry environment

Compensation/revenue ratio of 44% in 2Q09 down from 48% in
1Q09 (both before impact from movements in own debt spreads)

2,907

1,470

2Q08

1Q09

2Q09

1,350

350

1,000

272

713

985

1) Excludes litigation charges of CHF 383 m in 2Q09, corporation settlement, litigation reserve releases of CHF
333 m in 4Q08 and CHF 73 m in 3Q08, and a net credit of CHF 134 m pertaining to litigation in 2Q08

1Q09

3Q08

2,412

1,450

3Q08

1,073

296

777

4Q08

1,162

347

815

G&A expenses declined from 1Q09 due to lower occupancy and
events expenses, partly offset by higher legal fees and travel and entertainment expenses

Commission expenses increased from 1Q09 primarily due to
higher transaction volumes, offsetting savings in commission rates

Total non-compensation expenses were down 13% in USD and
down 8% in CHF from 2Q08

989

2,746

696

293

G&A expenses

Commission expenses

1)

Slide 20

Asset Management returns to profitability

Asset management fees improved by
CHF 30 m, or 10%, from 1Q09

Private equity investment portfolio stabilized

Good expense trends (down 24% vs. 1Q09)
with lower performance-related compensation

Assets under management remain stable at
CHF 411 bn

Stable gross margin

Pre-tax income

CHF m

6M08

6M09

2Q08

(420)

1Q09

2Q09

(435)

124

(490)

55

1) on securities purchased from our money market funds and investment-related gains/(losses)

2) Before total gains/(losses)

Slide 21

2)

1)

Total gains/(losses)

(439)

(395)

136

(408)

13

Gross margin

39

41

40

40

41

Securities purchased from our

money market funds

41

Investment-related

(28)

Total gains/(losses)

13

Successful sale of part of our traditional businesses,
maximizing participation in Aberdeen Asset Management

CHF 60 bn

Assets under management transferred

92%

Client consent rate (consented net revenues)

23.9% stake
in Aberdeen

Maximum under sale and purchase agreement

CHF 227 m

Gain from share price appreciation on closing, of which
CHF 206 m to be recognized in 3Q09

1) CHF 21 m as part of the first closing was already recognized in 2Q09

Ensures that we focus on core capabilities where we have scale

Slide 22

1)

Adjusting capacity in line with strategic plan

Targeted efficiency improvements
(announced in December 2008)

Headcount Credit Suisse (period-end)

Headcount Investment Banking (period-end)

2005

2006

3Q08

2005

2006

2007

3Q08

2007

17,300

18,700

21,200

18,800

20,500

44,600

44,900

50,300

48,100

2Q09

46,700

2Q09

Achieved
around 90%
of targeted
headcount
reduction

(7%)

(11%)

Slide 23

As of end 2Q09, we have achieved a run-

rate cost reduction equivalent to our

CHF 2 bn annual cost savings target

Original target headcount reduction by

5,300, or 11%

To date, achieved reduction by 4,900

positions, partly offset by new positions

in Private Banking and Information

Technology

Investment Banking headcount is expected

to remain around current level following a

reassessment of market conditions in certain

businesses and strong market share gains

Continued strengthening of industry leading capital position

2Q08

4Q08

2Q09

Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)

Risk-weighted assets decreased CHF 26 bn,
primarily due to reductions of CHF 17 bn in
Investment Banking and FX impact of CHF 7 bn

Reductions equally split between credit and
market risks

4Q07

Basel 2 tier 1 ratio 15.5%

Core tier 1 ratio 10.4%

Dividend accrual increased to a more
normalized level

10.0

10.2

13.3

14.1

302

257

261

324

Minimum tier 1 target
ratio of 12.5%

15.5

235

1Q09

(27)%

(10)%

Slide 24

Maintained strong funding structure

1,093

1,093

Assets

2Q09

Capital & liabilities

2Q09

Reverse            274

repo

Trading              357

assets

Loans                  236

Other                  171

Repo                   248

Trading liab.  136

Short-term          61

Long-term               161
debt

Deposits           288

Capital               199
& Other

122%

coverage

Asset and liabilities by category (period-end in CHF bn)

Strong balance sheet structure maintained in 2Q09

Total assets were reduced by CHF 63 bn, or 5%

Stable and low cost deposit base a key funding
advantage

Regulatory leverage ratio increased to 4.0%

Expect total assets to increase by less than 10% from
changes to consolidation rules under FAS 166 and
FAS 167 in 2010

Level 3 assets, in which we have an economic interest,
declined approximately 12% to USD 57 bn

Cash                      55

1) Includes due from/to banks

Slide 25

1)

1)

          Second quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 26

Questions &
Answers

Strong 2Q09 results

Strong position with clear and differentiated
strategic direction

Resilient results in Private Banking with strong
inflows of CHF 10.7 bn in both the international
and Swiss business and a high gross margin

Underlying net income of CHF 2.5 bn and
return on equity of 27.4 % building on market share
gains in many of our key client businesses

Strong capital base with tier 1 ratio of 15.5% and a
continued disciplined risk deployment;

dividend accrual raised to more normalized level

Strong Investment Banking results with underlying
pre-tax income of CHF 2.4 bn, 46% return
on capital and 37% pre-tax margin

Results evidence benefits of differentiated busi-
ness model providing basis for sustainable,
high-quality and lower volatility earnings

PB and IB are performing well and are well posi-
tioned to meet industry challenges; working
closely on delivering integrated solutions to clients

Strong capital and a differentiated business model
position Credit Suisse well in evolving regulatory
environment

Asset Management continues to make progress in
delivering a more focused and aligned business model

Strong sustainable results with solid return to shareholders

Slide 28

Appendix

Slide 29

Slide

Collaboration revenues

30

Repositioned Investment Bank

31

Loan portfolio characteristics

32 to 33

Current risk issues in market

34

Commercial real estate exposures detail

35

Collaboration revenues

Collaboration revenues
remained resilient reflecting
the strength of the integrated
bank model

Total collaboration revenues
targeted to reach
CHF 10 bn in 2012

CHF bn

2006

2007

2008

4.9

5.9

5.2

6M09

2.5

Slide 30

Repositioned businesses

Exit businesses

Emerging Markets – maintain
leading business but with more
limited risk/credit provision

US Leveraged Finance – main-
tain leading business but focus
on smaller/quicker
to market deals

Corporate Lending – improved
alignment of lending with
business and ability to hedge

Cash equities

Electronic trading

Prime services

Equity derivatives – focus
on flow and corporate trades

December 2008: Realignment of the Investment Bank

Equity Trading – focus on
quantitative and liquid strategies

Convertibles – focus
on client flow

Highly structured derivatives

Illiquid principal trading

Equi-
ties

Fixed
In-
come

Ad-
visory

Develop existing strong
market positions

Maintain competitive advantage but
reduce risk and volatility

Release capital and resources;
reduce volatility

Global Rates

Currencies (FX)

High Grade Credit / DCM

US RMBS secondary trading

Commodities trading (joint
venture)

Strategic advisory (M&A) and
capital markets origination

Mortgage origination and CDO

Non-US leveraged finance
trading

Non-US RMBS

Highly structured derivatives

Power & emission trading

Origination of slow to market,
capital-intensive financing
transactions

Key client businesses

Slide 31

18

(12)

16

(22)

45

Investment Banking loan book

Developed Market Lending

Corporate loan portfolio is 76% investment grade, and is mostly (85%)
accounted for on a fair value basis.  Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges

Loans are carried at an average mark of approx. 97% (net of fair value discounts and credit provisions).  Increase from 95% in previous quarter due to improvement in corporate credit markets (spreads tightened)

Continuing good performance of individual credits: limited specific provisions during the quarter

Developed Markets

Unfunded
commitments

Loans

(Hedges)

CHF bn

Emerging Market Lending

Approx. half of EM loans accounted for on a fair value basis.   Well
diversified by region and name, evenly spread between EMEA, Americas and Asia

Emerging market loans are carried at an average mark of approx. 90%
(net of fair value discounts and credit provisions)

Increased specific provisions during the quarter, mostly relating to an accrual loan to a single client.  Exposure was fully hedged by CDS

Emerging Markets

Loans

(Hedges)

1) Excludes repo and other collateralized securities financing;
exposure based on risk management view

CHF bn

Slide 32

1)

Private Banking loan book

AAA to A

9% BB+ to BB

3 % BB- and below

BBB

56%

32%

Portfolio ratings
composition, by CRM
transaction rating

Corporate & Retail Banking

LTV = Loan to value

Wealth Management: CHF 71 bn

Lombard (securities-backed) lending and mortgage-backed lending, with conservative haircuts

Corporate loans and commercial mortgages: CHF 52 bn

Sound credit quality with relatively low concentrations

Over 64% collateralized by mortgages and securities

Counterparties are Swiss corporates incl. real-estate industry

Negative outlook for commercial property (office space/retail)

Impact on clients highly dependent on contraction severity and length

Overall, client segment to be most affected by economic downturn

Consumer loans: CHF 53 bn (of which CHF 49 bn is residential mortgages)

Switzerland one of only five countries globally with positive year-on-year real-estate price growth in Q1 2009

Switzerland avoided real estate ‘bubble’ seen in other markets

Underwriting based on conservative income and LTV requirements

Segment not expected to be significantly affected by economic downturn

Total:  CHF 105 bn

Total loan book of CHF 176 bn primarily focused on Switzerland and 85% collateralized; primarily on accrual accounting

Slide 33

Other risk issues in market

  US auto

  industry

Credit Suisse did not suffer any credit losses in the General Motors or Chrysler bankruptcies

Net credit exposure to US auto manufacturers and suppliers is less than CHF 0.2 bn

  Private equity

Total exposure CHF 2.3 bn, written down by 30% over last 9 months

Well diversified; exposure mainly to mid-market companies with moderate leverage

  Level 3

  assets

Level 3 assets, in which we have an economic interest, declined approximately 12% to USD 57 bn

Vast majority of the decline came from asset sales

  CDS
  counterparty
  risk

Majority of CDS positions are collateralized

Counterparty risk on CDS hedges fully accounted for in internal risk models
(Counterparty ERC)

CDS trading will move toward exchange clearing platform in the near future

  Monolines

We do not rely on monolines in our hedging

Inventory positions of monoline-wrapped paper are modest and offset by CDS and other forms of protection

Slide 34

6.6

Commercial mortgage (CMBS) exposure reduction

1) Includes both loans in the warehouse as well as securities in syndication; excludes non-recourse term financing of CHF 0.4 bn to support certain sales transactions

2) This price represents the average mark on loans and bonds combined

36

26

(82)%

19

15

13

9

3Q07

4Q07

1Q08

2Q08

3Q08

4Q08

1)

1Q09

Commercial mortgages (CHF bn)

Exposure by region

Exposure reduced by CHF 0.4 bn, mainly from
writedowns

Average price moved from 59% to 56%

Positions are fair valued; no reclassifications to
accrual book

Portfolio is well-diversified with good original
LTV ratios:  71% average

Loan-to-value on a mark-to-market basis is
85% (1Q09 83%)

Other

5%

Asia

12%

Germany

39%

US

21%

UK

2%

Other

Continental
Europe

26%

Office
42%

Retail

23%

Hotel

16%

Multi-family

   14%

Exposure by loan type

2Q09

7.0

Slide 35

2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: July 23, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse